UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

CENUCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	033-25900	75-2228820
(State or Other Jurisdiction of Incorporation)	Commission File Number)	IRS Employer Identification No.)

6421 Congress Avenue, Boca Raton, Florida 33487
(Address of Principal Executive Offices)

561-994-4446
(Registrant’s Telephone Number, including Area Code)

6421 Congress Avenue, Suite 201
Boca Raton, Florida 33487

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

May 10, 2005

INTRODUCTION

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act requires the mailing of this Information Statement to the stockholders of Cenuco, Inc., a Delaware corporation (“Cenuco”), not less than ten (10) days prior to a contemplated change in a majority of its directors otherwise than at a meeting of Cenuco’s stockholders. This Information Statement is being furnished on or about May 10, 2005 to all of the holders of record as of the close of business on May 4, 2005 (the “Record Date”) of the common stock, par value $.001 per share (the “Cenuco Common Stock”), of Cenuco. Please read this Information Statement carefully. It describes the terms of the proposed transactions between Cenuco and Hermes Acquisition Company I LLC, a Delaware limited liability company (“Hermes”), and the effect thereof on Cenuco and its stockholders and contains biographical and other information concerning the directors of Cenuco after the consummation of the proposed transactions who are not currently serving Cenuco. The Board of Directors of Cenuco and Hermes currently contemplate that the transaction effecting the change in the majority of the directors will occur on or about May 23, 2005. However, because of the various conditions precedent to closing (see the subsection captioned “Conditions to Closing” of the section “Information Regarding Merger Transaction” elsewhere in this Information Statement), the closing may occur on a later date.

NO VOTE OR OTHER ACTION OF CENUCO’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES OR CONSENTS ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND TO CENUCO A PROXY OR CONSENT.

INFORMATION REGARDING THE MERGER TRANSACTION

Merger

     As previously reported, on March 16, 2005, Cenuco, Hermes Holding Company, Inc., a Delaware corporation and a wholly owned subsidiary of Cenuco (“Merger Sub”), and Hermes entered into a Merger Agreement dated such date (the “Original Merger Agreement”). As previously reported the Original Merger Agreement was amended on May 10, 2005 (the Original Merger Agreement as so amended, the “Merger Agreement”). Pursuant to the Merger

Agreement, Merger Sub will be merged (the “Merger”) with and into Hermes, which shall be the surviving company. After Cenuco stockholder approval is obtained of an amendment to Cenuco’s charter subsequent to the closing of the Merger (the “Closing”), Cenuco will change its name to “Lander Co., Inc.” or such other name as may be recommended by the then Board of Directors of Cenuco. A copy of the Merger Agreement, without certain exhibits and schedules, was filed as an exhibit to Cenuco’s Current Report on Form 8-K filed on May 10, 2005 with the Securities and Exchange Commission (the “Commission”). A stockholder of Cenuco may request a copy of the Merger Agreement by request to the Secretary of Cenuco at the address shown in the heading to this Information Statement.

     Hermes is a Delaware limited liability company organized in 2003. Hermes, through its subsidiaries, Lander Co., Inc. and Lander Co. Canada Limited (collectively, “Lander”), and its affiliated company Hermes Real Estate I LLC, is a manufacturer, marketer and distributor of value brand health and beauty products. Lander also produces private label health and beauty products for certain major retailers. Lander owns and operates two manufacturing and distribution facilities, one in Binghamton, New York and the other in Toronto, Canada.

     The owners of shares of Cenuco Common Stock do not have any right to an appraisal of the value of their shares in connection with the Merger.

Effect on Shares

     If the Merger is consummated pursuant to the Merger Agreement, the issued and outstanding membership interests of Hermes (the “Hermes Membership Interests”) shall be converted into the right to receive shares of a to-be-designated Series A Junior Participating Preferred Stock, par value $.001 per share, of Cenuco (the “Series A Preferred Stock”) in such a manner that the shares of Cenuco to be held by the pre-Merger holders of the Cenuco Common Stock will equal 35% of the issued and outstanding voting power of the Cenuco capital stock. In addition, in the Merger the Hermes Membership Interests will be converted into the contingent right to receive, in the aggregate, 1.857 shares of the Cenuco Common Stock for each share of Cenuco Common Stock that is issued after the date that the Series A Preferred Stock is converted into Cenuco Common Stock pursuant to currently outstanding options or warrants to acquire Cenuco Common Stock (the “Additional Shares”).

     The shares of Series A Preferred Stock to be issued to the holders of the Hermes Membership Interests will represent 65% of the voting power of issued and outstanding shares of Cenuco capital stock. In addition, when converted into shares of the Cenuco Common Stock, the number of shares of Cenuco Common Stock to be issued will represent 65% of the issued and outstanding shares of Cenuco Common Stock following such conversion. Holders of shares of Series A Preferred Stock will vote together as one class on all matters submitted to a vote of Cenuco stockholders.

     The Merger Agreement provides that promptly after the effective time of the Merger, Cenuco will hold a meeting of stockholders to consider and vote upon resolutions authorizing the issuance of shares of Cenuco Common Stock upon conversion of the Series A Preferred Stock and an amendment to Cenuco’s charter increasing the authorized number of shares of Cenuco

Common Stock. Holders of shares of Series A Preferred Stock will not have the right to vote on any matters relating primarily to the Merger Agreement, including approval of those resolutions.

     There are currently issued and outstanding 13,750,556 shares of Cenuco Common Stock and no shares of Cenuco Preferred Stock. In addition, a total of 2,786,712 shares of Cenuco Common Stock were reserved for issuance pursuant to stock option plans and stock option agreements and warrants of Cenuco. Such stock option plans, stock option agreements and warrants will continue in effect after the Merger without any change to their respective terms except that as a result of the Merger, all outstanding options to purchase shares of Cenuco Common Stock will immediately vest and become exercisable.

     In consideration for introducing Cenuco to Hermes, Cenuco and Hermes have agreed to pay Tuyen Do, a former director of Cenuco, an aggregate success fee of $375,000 and 500,000 warrants to purchase shares of Cenuco Common Stock, at an exercise price of $6.00 per share, which will be immediately exercisable and will expire after five years, within ten business days after the Closing. The success fee, if any, will be the sole compensation for Mr. Do’s services in connection with the Merger. If the Merger is not completed for any reason, Mr. Do will not be owed any fees. Cenuco and Hermes also agreed to indemnify Mr. Do from any and all losses, damages or claims incurred in connection with the Merger.

     The rights of the pre-Merger holders of Cenuco Common Stock will be materially affected by the Merger in the following two ways:

•	Their voting percentage will be substantially reduced from 100% to 35%.

•	So long as any shares of the Series A Preferred Stock shall be outstanding, the Cenuco Common Stock shall be junior to the Series A Preferred Stock (see below the subsection captioned “Series A Preferred Stock”).

Directors and Officers

     Pursuant to the Merger Agreement, three of the four directors of Cenuco, and each of the directors and officers of Merger Sub, shall resign at the Closing. The three directors of Cenuco who will resign at the Closing are Steven M. Bettinger, Andrew Lockwood and Jack Phelan. Robert Picow, currently a Cenuco director, shall continue to serve as a director. Following the Closing, Mr. Picow, will appoint three new directors, Joseph A. Falsetti, Kenneth D. Taylor and Edward J. Doyle, all of whom are designees of Hermes, to fill the newly created vacancies. The four directors will then appoint a fifth director, Francis Ziegler, to the Board. Steven M. Bettinger, the current Chief Executive Officer and President of Cenuco, Jordan Serlin, the current Chief Operating Officer of Cenuco and Adam Wasserman, the current Chief Financial Officer of Cenuco, shall resign their positions at the Closing. Following the Closing, Mr. Bettinger will serve as Vice President of Corporate Development and Investor Relations of Cenuco and Messrs. Picow, Serlin and Wasserman will become officers of a newly created Wireless Data Products and Technology Division of Cenuco. Joseph A. Falsetti will be appointed the new President and Chief Executive Officer, Brian J. Geiger will be appointed the new Chief Financial Officer, William B. Acheson will be appointed the new Vice President of Global Sales and Franco Pettinato will be appointed the new Senior Vice President of

Operations. For information relating to these new directors-to-be and the officers-to-be, see the section “Information Relating to Directors and Executive Officers” elsewhere in this Information Statement.

     The current executive officers and managers of Hermes shall continue to serve as the executive officers and managers of Hermes after the Closing.

Closing

     Pursuant to the Merger Agreement, the following will occur at or prior to the Closing:

•	The Certificate of Designation, Rights and Preferences to the Amended and Restated Certificate of Incorporation, as amended, of Cenuco (the “Certificate of Designation”), creating the Series A Preferred Stock, shall be filed with the Secretary of State of the State of Delaware; otherwise the Amended and Restated Certificate of Incorporation, as amended, and Bylaws of Cenuco shall continue in full force and effect;

•	Hermes will execute and file a certificate of merger with the Secretary of State of the State of Delaware and the Merger will become effective upon such filing (the “Effective Time”); and

•	The certificate of formation and limited liability company agreement of Hermes shall continue in full force and effect.

Effect on Financial Statements

     If the Merger is consummated, for accounting purposes, Hermes will be deemed to be the acquirer in a reverse transaction and consequently the transaction will be treated as a recapitalization of Hermes. Hermes’ financial statements will become the historical financial statements of the post-Merger entity. Because Hermes has a fiscal year that ends on the last day of February, as compared with Cenuco’s fiscal year that ends on June 30, Cenuco intends to amend its Bylaws after the Effective Time to change its fiscal year to the last day of February or to the 52 or 53-week period ending on the Saturday nearest to January 31 of the following calendar year, effective with the Effective Time.

Series A Preferred Stock

     A copy of the Certificate of Designation as proposed to be filed was filed as an exhibit to Cenuco’s Current Report on Form 8-K filed on May 10, 2005. A stockholder of Cenuco may request a copy of the Certificate of Designation by request to the Secretary of Cenuco at the address shown in the heading of this Information Statement. The key terms of the Series A Preferred Stock are as follows:

•	Dividends. The Board of Directors may, in its discretion, declare a quarterly, cumulative cash dividend at a rate of $0.001 per quarter. In addition, holders of shares of Series A Preferred Stock will be paid any dividends that would be payable to such holders if the shares had been converted into shares of Common

Stock at the time of the record date for any dividends payable to holders of shares of Cenuco Common Stock.

•	Conversion. Each share of Series A Preferred Stock shall mandatorily convert into a number of shares of Cenuco Common Stock determined in accordance with a conversion ratio of 10,000 (the “Conversion Ratio”) upon the authorization of Cenuco’s holders of Common Stock (without the vote of holders of Series A Preferred Stock) to (a) an amendment to Cenuco’s Amended and Restated Certificate of Incorporation, as amended, increasing the authorized shares of the Cenuco Common Stock to such number as, at a minimum, would permit the conversion of all the shares of the Series A Preferred Stock and any other shares of Cenuco Common Stock that may be issued in connection with the Merger and (b) the issuance of the shares of Cenuco Common Stock upon conversion of all of the shares of the Series A Preferred Stock (collectively, the “Voting Proposals”).

The Merger Agreement obligates the Board of Directors of Cenuco, as soon as practicable after the Effective Time, to call a meeting of Cenuco stockholders to consider and vote upon the Voting Proposals. Steven Bettinger, Cenuco’s President and Chief Executive Officer, a member of its board of directors and the beneficial owner of 3,817,767 shares of Cenuco Common Stock (representing approximately 27.8% of Cenuco’s outstanding shares of Common Stock) has entered into a voting agreement with Hermes that provides, among other things, that he will vote his shares of Cenuco Common Stock in favor of the Voting Proposals. In addition, certain other stockholders of Cenuco, owning an aggregate of 3,402,887 shares of Cenuco Common Stock (representing approximately 24.7% of the outstanding shares of Cenuco Common Stock) have agreed to vote their shares in favor of the Voting Proposals. Because the Cenuco stockholders who have agreed to vote their shares in favor of the Voting Proposals hold approximately 52.5% of the outstanding shares of Cenuco Common Stock, their vote in favor of the Voting Proposals will be sufficient to approve the Voting Proposals without the vote of any other Cenuco stockholder if no additional shares of Cenuco Common Stock are issued prior to the record date for the stockholder meeting.

The Conversion Ratio set forth above assumes that no existing options or warrants are exercised prior to the date of conversion of the Series A Preferred Stock into Cenuco Common Stock. Any such exercise would result in an adjustment in the Conversion Ratio and the number of shares of Cenuco Common Stock issuable upon conversion to retain the 65% ratio. The Conversion Ratio and the shares of Cenuco Common Stock issuable upon conversion are also subject to adjustment upon the occurrence of stock splits, stock dividends or similar events. The holders are also protected in the event of a subsequent merger or consolidation of Cenuco where it is not the survivor or a sale of substantially all of Cenuco’s assets.

•	No Fractional Shares. No fractional shares of the Cenuco Common Stock shall be issued, whether upon conversion of the Series A Preferred Stock or the distribution of the Additional Shares to the current holders of Hermes Membership Interests. Instead, the holder will be paid the fair market value of what would have been a fractional share of Cenuco Common Stock.

•	Rank. Shares of the Series A Preferred Stock shall rank prior to shares of Cenuco Common Stock with respect to the distribution of assets upon the liquidation, dissolution or winding up of Cenuco, whether voluntary or involuntary.

•	Liquidation Preference. Upon the liquidation, dissolution or winding up of Cenuco, the holders of the Series A Preferred Stock shall be entitled to a preferential payment of $1,000 and would then share with the holders of Cenuco Common Stock (on an as converted basis) in any amount in excess of $.10 per share payable to holders of Cenuco Common Stock.

•	Voting. (a) the holders of Series A Preferred Stock vote, as a single class with the holders of the Cenuco Common Stock, on all matters submitted to a vote of, or the consent of, the holders of the Cenuco Common Stock, each holder of shares of the Series A Preferred Stock to have that number of votes equal to the number of shares of Cenuco Common Stock as to which such shares of the Series A Preferred Stock would be converted upon a mandatory conversion and (b) the holders of Series A Preferred Stock vote as a separate class on any matter that would have an adverse effect on their shares. The holders of Series A Preferred Stock will not have the right to vote on any matters relating primarily to the Merger Agreement, including approval of the issuance of shares of Cenuco Common Stock upon conversion of the Series A Preferred Stock and an amendment to Cenuco’s charter increasing the authorized number of shares of Cenuco Common Stock.

Conditions to Closing

     The closing of the transactions contemplated by the Merger Agreement will occur upon the occurrence of certain events and the fulfillment by the parties thereto of certain conditions, unless waived, including, without limitation:

•	Cenuco having cash and cash equivalents on hand of approximately $6 million, subject to no liens;

•	termination of the employment agreement between Steven Bettinger and Cenuco and the execution of a new employment agreement providing that Mr. Bettinger will serve as Vice President of Corporate Development and Investor Relations post-Merger for a term of at least three (3) years with an annual salary of $250,000;

•	the absence of any events that could reasonably be expected to have a material adverse effect on either party; and

•	Cenuco having received a fairness opinion from a recognized appraisal firm confirming that the Merger is fair to the holders of Cenuco Common Stock from a financial point of view.

Termination

     The Merger Agreement may be terminated as follows:

•	by mutual written consent of the parties;

•	by either party if the closing has not occurred by June 30, 2005; provided neither party may terminate the Merger Agreement if the Closing has not occurred as a result of such party’s willful failure to perform any of its obligations under the Merger Agreement;

•	by either party upon a material breach of any representation, warranty, covenant or agreement of the other party or if any representation or warranty of the other party becomes untrue due to events or circumstances that cause or could reasonably be expected to result in a material adverse effect on such party;

•	by either party if any law or regulation is enacted that makes the consummation of the transactions contemplated by the Merger Agreement illegal or otherwise prohibited or if any order or decree is entered enjoining either party from consummating the transactions contemplated by the Merger Agreement; or

•	by Hermes, if Hermes has reasonably determined in good faith that any reports filed by Cenuco with the Commission contain an untrue statement of a material fact or omit to state a material fact.

     Either party may:

•	extend the time for the performance of any of the obligations or other acts by the other party;

•	waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered by the other party pursuant hereto; and

•	waive compliance with any of the agreements or conditions of the other party contained in the Merger Agreement.

     The Merger Agreement provides that Cenuco will pay to Hermes a termination fee in the amount of $500,000 in the event Hermes terminates the Merger Agreement because of Cenuco’s material breach of the Merger Agreement or if Hermes determines that any reports filed by Cenuco with the Commission contain an untrue statement of a material fact or omit a material fact. Any such termination fee must be paid to Hermes within ten days after the termination date.

     The Merger Agreement provides, in the event Cenuco terminates the Merger Agreement because of Hermes’ material breach of the Merger Agreement, that Hermes will pay or reimburse Cenuco for all reasonable, necessary and documented fees and expenses incurred by

Cenuco in connection with the Merger Agreement and the transactions contemplated thereby, and in connection with the negotiation, preparation, execution, delivery and performance of the Merger Agreement, including legal, accounting, consulting and other professional fees. Any such expenses must be paid to Cenuco within ten days after presentation to Hermes of appropriate documentation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     As of the Record Date, there were 13,750,556 shares of the Cenuco Common Stock issued, outstanding and entitled to vote. There is no other class of capital stock currently issued and outstanding and, accordingly, entitled to vote. Each stockholder of record is entitled to cast, in person or by proxy when a stockholder vote is solicited, one vote for each share of the Cenuco Common Stock held by such stockholder. As indicated in the section “Introduction” elsewhere in this Information Statement, NO VOTE OR OTHER ACTION OF CENUCO’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

Pre-Merger Ownership Table

     The following table sets forth, as of the Record Date, certain information with respect to (i) any person known to Cenuco who beneficially owned more than 5% of the Cenuco Common Stock, (ii) each director of Cenuco, (iii) the Chief Financial Officer and the Named Executive Officers (as defined in the section “Compensation of Directors and Executive Officers — Summary Compensation Table” elsewhere in this Information Statement) and (iv) all directors and executive officers as a group. Each beneficial owner who is a natural person has advised Cenuco that he has sole voting and investment power as to the shares of Cenuco Common Stock, except that, until an option or a warrant is exercised, there is no voting right and except as noted in the Notes to the table. Unless otherwise indicated, the address for the stockholder is 6421 Congress Avenue, Suite 201, Boca Raton, Florida 33487.

	Number of Shares of
	Cenuco Common Stock
Name and Address of Beneficial Owner	Beneficially Owned		Percentage % (1)
Steven M. Bettinger	3,817,767	(2)	27.8%
Robert Picow	187,715		1.4%
Jordan Serlin	40,000	(3)	*
Adam Wasserman	72,196		*
Andrew Lockwood	73,930		*
Jack Phelan	72,500		*
Hermes Acquisition Company I LLC	3,817,767	(2)	27.8%
One Palmer Square, Suite 330 Princeton, NJ 08542
Warren Gilbert	1,223,056		8.9%
1800 North East 114th Street Miami, Florida 33181
Stanley Snyder	753,611		5.5%
3675 North Country Club Drive, No. 1906 North Miami, Florida 33181
Fred Mack	786,300		5.7%
2115 Linwood Avenue Fort Lee, New Jersey 07024
All executive officers and Directors as a group (6 persons)	4,264,108		31.0%

*	Less than one percent

(1)	The percentages computed in the table are based upon 13,750,556 shares of the Cenuco Common Stock that were outstanding on the Record Date.

(2)	Mr. Bettinger entered into a voting agreement with Hermes prior to the Record Date pursuant to which he has agreed to vote his shares in favor of the Voting Proposals. As a result of the voting agreement, Hermes may be deemed to be the beneficial owner of 3,817,767 shares of Cenuco Common Stock.

(3)	Includes 20,000 stock options exercisable within 60 days of the Record Date.

     Each of the proposed persons to be elected as a director and/or officer of Cenuco if the Merger is consummated has advised Cenuco that he owns no shares of the Cenuco Common Stock as of the Record Date. Each of the persons in the preceding table has advised Cenuco that he owns no Hermes Membership Interests and, accordingly, will receive no shares of Series A Preferred Stock upon the consummation of the Merger.

Post-Merger ownership Table

     The following table assumes that the Merger was consummated as of the Record Date and that an aggregate of 2,553.6747 shares of Series A Preferred Stock to be issued upon consummation of the Merger were converted into 25,536,747 shares of Cenuco Common Stock as of the Record Date. The following table sets forth certain information with respect to (i) each person who, to the knowledge of Cenuco and Hermes, would be the beneficial owner of more than 5% of the Cenuco Common Stock post-Merger, (ii) each director of Cenuco post-Merger, (iii) the Chief Executive Officer of Cenuco post-Merger, (iv) all directors and executive officers as a group post-Merger and (v) the directors of Cenuco pre-Merger. Each beneficial owner who is a natural person has advised Cenuco and Hermes that he will have sole voting and investment power as to the shares of Cenuco Common Stock, except that, until an option or a warrant is exercised, there is no voting right.

	Number of Shares of
	Cenuco Common Stock
Name and Address of Beneficial Owner	Beneficially Owned		Percentage % (1)
Steven M. Bettinger	3,917,767	(2)(3)	9.95%
Robert Picow	196,049	(4)	*
Jordan Serlin	80,000	(5)	*
Adam Wasserman	72,196		*
Andrew Lockwood	83,930	(6)	*
Jack Phelan	82,500	(7)	*
Hermes Acquisition Company I LLC	7,320,654	(2)	18.6%
One Palmer Square, Suite 330 Princeton, NJ 08542
Dana Holdings LLC	10,214,699		26.0%
c/o Lander Co., Inc. One Palmer Square, Suite 330 Princeton, NJ 08542
MarNan LLC	10,214,699		26.0%
c/o Lander Co., Inc. One Palmer Square, Suite 330 Princeton, NJ 08542
Franco S. Pettinato	1,276,837		3.2%
c/o Lander Co., Inc. One Palmer Square, Suite 330 Princeton, NJ 08542
Edward J. Doyle	1,276,837		3.2%
316 Perry Cabin Drive St. Michael’s, MD 21663
Kenneth D. Taylor	-0-		*
1775 York Avenue, Apt. 29H New York, NY 10128
Francis Ziegler	-0-		*
100 Roebling Road Bernardsville, NJ 07924
Joseph A. Falsetti	-0-	(8)	*
c/o Lander Co., Inc. One Palmer Square, Suite 330 Princeton, NJ 08542
Brian J. Geiger	-0-		*
c/o Lander Co., Inc. One Palmer Square, Suite 330 Princeton, NJ 08542
William B. Acheson	-0-		*
c/o Lander Co., Inc. One Palmer Square, Suite 330 Princeton, NJ 08542
All executive officers and Directors 3 as a group (10 persons)	6,819,686	(9)	17.3%

*	Less than one percent

(1)	The percentages computed in the table are based upon the assumption that 13,750,556 shares of the Cenuco Common Stock were outstanding as of the Effective Time and 2,553.6747 shares of the Series A Preferred Stock issuable upon the Merger were converted into 25,536,747 shares of the Cenuco Common Stock, or an aggregate of 39,287,303 shares of the Cenuco Common Stock were outstanding as of the Record Date. Effect is given, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, to the shares issuable upon the exercise of options which vest as a result of the Merger only in those rows as to the holders of such shares.

(2)	Mr. Bettinger and certain other stockholders have agreed to vote their shares in favor of the Voting Proposals. As a result of such agreements, Hermes may be deemed to be the beneficial owner of 7,320,654 shares of Cenuco Common Stock, which includes 100,000 shares of Cenuco Common Stock subject to options that are exercisable at the discretion of Mr. Bettinger within 60 days of the Record Date.

(3)	Includes 100,000 stock options exercisable within 60 days of the Record Date.

(4)	Includes 8,334 stock options exercisable within 60 days of the Record Date.

(5)	Includes 60,000 stock options exercisable within 60 days of the Record Date.

(6)	Includes 10,000 stock options exercisable within 60 days of the Record Date.

(7)	Includes 10,000 stock options exercisable within 60 days of the Record Date.

(8)	Joseph A. Falsetti, the President and Chief Executive Officer of Cenuco post-Merger, owns a 48.4375% percentage interest in, and is a manager of, Dana Holdings LLC. Mr. Falsetti disclaims beneficial ownership of the shares of Cenuco Common Stock that are beneficially owned by Dana Holdings LLC.

(9)	Brian J. Geiger, the Chief Financial Officer of Cenuco post-Merger, owns a 3.125% percentage interest in Dana Holdings LLC and a 3.125% percentage interest in MarNan LLC. Mr. Geiger disclaims beneficial ownership of the shares of Cenuco Common Stock that are beneficially owned by Dana Holdings LLC and MarNan LLC.

INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Change in Cenuco Board of Directors

     In accordance with the Merger Agreement, Messrs. Steven M. Bettinger, Andrew Lockwood and Jack P. Phelan will resign as directors of Cenuco effective as of the Effective Time. Robert Picow will continue to serve as a director of Cenuco after the Effective Time. Messrs. Falsetti, Taylor, Doyle and Ziegler will be appointed as members of Cenuco’s Board of Directors to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified. See also the subsection captioned “Directors and Officers” in the section “Information Regarding the Merger Transaction” elsewhere in this Information Statement.

Directors and Executive Officers

     The following table sets forth the name and age of each of the prospective new directors and each person who will become an executive officer as of the Effective Time:

Name	Age	Position
Joseph A. Falsetti	48	President, Chief Executive Officer and New Director

Brian J. Geiger	61	Chief Financial Officer

William B. Acheson	55	Vice President of Global Sales

Franco Pettinato	39	Senior Vice President of Operations

Kenneth D. Taylor	71	New Director

Edward J. Doyle	62	New Director

Francis Ziegler	64	New Director

Business History

     Current Officers of Cenuco

     Jordan Serlin is currently the Chief Operating Officer of Cenuco. Mr. Serlin will become the President of the new Cenuco Wireless Data Products and Technology Division. Mr. Serlin has served as Cenuco’s Chief Operating Officer since mid-2003. Mr. Serlin previously served as Chief Executive Officer, Americas for United Kingdom based Tenestra, Ltd. Tenestra was a leading global developer of component hardware and software for digital and embedded wireless closed circuit television security surveillance systems. Mr. Serlin assisted in the successful sale of Tenestra’s core technologies to General Electric’s security subsidiary in late 2002. Mr. Serlin previously served as the chief marketing executive for FortuneCity, an online services provider.

     Doug McMillan has served as the Director of Marketing and Sales of Cenuco since 2004. Mr. McMillan will become the Chief Marketing Officer of the new Cenuco Wireless Data Products and Technology Division. Mr. McMillan brings 38 years of sales and marketing experience to his new position. His 28 years at IBM included: 16 years in direct field sales ending as National Account Sales Manager for the Data Processing Division, 10 years in senior marketing roles for the IBM PC Company, and 2 years as Assistant to the Corporate Vice President of Marketing, covering all of IBM worldwide. In his 10 years at Tyco/Sensormatic, Mr. McMillan was in charge of marketing Tyco/Sensormatic CCTV products globally, a $250 million division. He worked closely with both retail and commercial customers in defining new products, especially digital video recording and networked systems.

     Steven Bettinger has served as the President and Chief Executive Officer of Cenuco since 1993. Following the Merger, Mr. Bettinger will serve as Vice President of Corporate Development and Investor Relations of Cenuco.

     New Directors and Officers

     Joseph A. Falsetti will join Cenuco as Chairman of the Board and Chief Executive Officer. Mr. Falsetti has served as Chairman and Chief Executive Officer of Lander Co., Inc. since June 13, 2004. Mr. Falsetti co-founded and was Chairman and Chief Executive Officer of eGames, a consumer product entertainment company. Mr. Falsetti founded and was President and CEO of Galaxy Software, where he developed several leading brands including Picture It™, which was sold to Microsoft Corporation. Prior to that position, he was a Director with Unisys Corporation. Mr. Falsetti is an engineering graduate of the College of New Jersey.

     Brian J. Geiger will join Cenuco as Chief Financial Officer. Mr. Geiger has served as Senior Vice President, Finance, and Chief Financial Officer of Lander Co., Inc. since June 1, 2004. He has thirty-five years of broad based financial and general business experience with major division of Johnson and Johnson, a $20.0 billion global diversified health care corporation, as well as with an $800 million private equity corporation.

     William B. Acheson will join Cenuco as Vice President of Global Sales. Mr. Acheson has served as Vice President, Global Sales of Lander Co., Inc. since June 13, 2003. From 1997 until joining Lander Co., Inc., he was Vice President of Business Development for eGames. Prior to eGames, Mr. Acheson served as Senior Vice President, Mass Cosmetics Division at Revlon, Inc.

     Kenneth D. Taylor has served as Chairman of Taylor & Ryan, Inc. since 1991. Prior to joining Taylor & Ryan, Inc. Mr. Taylor served as a diplomat in the Canadian Foreign Service and resigned from that post in 1984. Mr. Taylor presently serves as a director of Hydro One, Devine Entertainment Corp. and SkyLink Aviations, Ltd., all of which are located in Toronto, Canada.

     Edward J. Doyle has served as the sole proprietor of Zephyr Ventures LLC since 2003 and managing director of The Hermes Group LLC since 2002. From 1999 to 2002, Mr. Doyle served as managing principal of Hamilton Capital Group LLC. From 1981 unto 1996, he served as Divisional Vice President of Mars Incorporated.

     Francis Ziegler retired in April, 2004 from his position as President and Chief Executive Officer of Claneil Enterprises, Inc., a privately owned holding company. He joined Claneil in 1993 after thirty years as an operations and marketing executive with Johnson & Johnson. During his career with Johnson & Johnson, he served as President of five subsidiary companies. Mr. Ziegler presently serves as a director of S&H Green Points, Inc. and Rinaldi Enterprises.

Directorships of Other Public Companies

     Except as disclosed above in the subsection captioned “Business History” of this section “Information Relating to Directors and Executive Officers,” no new director serves as a director of a company with a class of securities registered pursuant to Section 12 of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Information Regarding the Continuing Director

     Robert Picow, 49, has served as chairman of the Board of Directors of Cenuco since April 22, 2004, and as a director since July of 2003. Following the Merger, Mr. Picow will become the Chief Executive Officer of the newly created Cenuco Wireless Data Products and Technology Division. Mr. Picow will continue to serve as a Director of Cenuco and will also serve as a Director of Lander Co., Inc. In 1982, Mr. Picow founded Allied Distributors, a commercial and consumer electronics distributorship based in Philadelphia. In 1986, Allied Communications was formed and the company focused on cellular telephones and related products. Allied Communications became one of the leaders in this field and Mr. Picow served as Chief Executive Officer until its merger in 1996 with Brightpoint, Inc., a publicly traded communications company with current annual sales of approximately $2 billion (NASDAQ: CELL). Mr. Picow served as Vice Chairman and a director at Brightpoint until 1997. Mr. Picow served as a director of S.B.A. Communications for a two-year term and is now a director of Streicher Mobile Fueling and Fundamental Management Corporation, a private fund management company. Mr. Picow also serves on the Board of Trustees of the Children’s Place at Home Safe, a Palm Beach based charity.

Compliance with Section 16(a) of the Exchange Act

     Based solely on a review of Forms 3 and 4 furnished to Cenuco under Rule 16a-3 promulgated under the Exchange Act, with respect to the fiscal year ending June 30, 2004, Cenuco is not aware of any director or executive officer of Cenuco who failed to file on a timely basis, as disclosed in such forms, reports required by Section 16(a) of the Exchange Act during the fiscal year of Cenuco ending June 30, 2004.

Code of Ethics

     The Board of Directors of Cenuco has adopted a Code of Ethics that applies to all of Cenuco’s employees, officers and directors, including Cenuco’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller. The Code of Ethics is located on Cenuco’s web site at http://www.cenuco.com under “Investor Relations.”

Board Committees

     The sole standing committee of Cenuco’s Board of Directors is the audit committee, consisting of Jack Phelan and Andrew Lockwood, each of whom is independent as defined and required by the rules of the American Stock Exchange. Cenuco’s Board of Directors has determined that Jack Phelan is also an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K promulgated by the Commission.

     The audit committee generally has responsibility for appointing, overseeing, and determining the compensation of Cenuco’s independent auditor, reviewing the plan and scope of the auditor’s audit, reviewing Cenuco’s audit and control functions, approving all permitted non-audit services provided by Cenuco’s independent auditor, and reporting to Cenuco’s full Board of Directors regarding all of the foregoing. The audit committee meets with the independent auditor and its management in connection with its review and approval of (i) the unaudited financial statements for inclusion in Cenuco’s quarterly reports on Form 10-QSB and (ii) the annual audited financial statements for inclusion in Cenuco’s Annual Report on Form 10-KSB. Additionally, the audit committee provides the Board of Directors with such additional information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require its attention. The audit committee’s goals and responsibilities are set forth in an audit committee charter, a copy of which is attached to the proxy statement for the annual meeting of stockholders held on January 27, 2005 and filed with the Commission on December 27, 2004.

     Cenuco does not have a compensation committee or a nominating committee. Decisions concerning executive officer compensation for fiscal year 2004 were made by the full Board of Directors. Mr. Bettinger is the only director who is also an officer.

     Cenuco does not have a nominating committee because the Board of Directors believes that as a small business issuer, it is not necessary for Cenuco to have a separate nominating committee. Rather, the full Board of Directors participates in the consideration of director nominees. At this time the Board of Directors does not have a policy with regard to the consideration of any director candidates recommended by stockholders because historically Cenuco has not received recommendations from its stockholders and the costs of establishing and maintaining procedures for the consideration of stockholder nominations would be overly burdensome.

     In making its nominations, the Board of Directors identifies candidates who meet the current challenges and needs of the Board of Directors. In determining whether it is appropriate to add or remove individuals, the Board of Directors will consider issues of judgment, diversity, age, skills, background and experience. In making such decisions, the Board of Directors considers, among other things, an individual’s business experience, industry experience, financial background and experiences. The Board of Directors uses multiple sources for identifying and evaluating nominees for Directors including referrals from current directors and input from third party executive search firms.

     Until the new directors take office, no decision has been made as to restaffing the audit committee or adding a nominating committee or a compensation committee.

Hermes Executive Compensation

     Joseph A. Falsetti, Lander’s Chief Executive Officer, was paid compensation from Hermes and its subsidiaries of $140,224 and $246,440 for the fiscal years ended February 29, 2004 and February 28, 2005, respectively. Frank Pettinato was paid compensation from Hermes and its subsidiaries of $156,877 and $208,552 for the fiscal years ended February 29, 2004 and February 28, 2005, respectively. Brian Geiger was paid compensation from Hermes and its subsidiaries of $143,029 for the fiscal year ended February 28, 2005. William Acheson was paid compensation of $224,767 and $232,767 for the fiscal years ended February 29, 2004 and February 28, 2005, respectively.

Hermes Certain Relationships and Related Transactions

     There were no transactions or proposed transactions during the last two years to which Hermes was or is to be a party, in which any manager or officer of Hermes, any beneficial owner of record of more than five percent of any class of voting securities of Hermes or any of their immediate family members had or is to have a direct or indirect material interest.

Hermes Legal Proceedings

     Hermes is not aware of any legal proceedings in which any manager, officer or affiliate of Hermes, any beneficial owner of record of more than five percent of any class of voting securities of Hermes, or any associate of any such manager, officer, affiliate of Hermes, or security holder is a party adverse to Hermes or any of its subsidiaries or has a material interest adverse to Hermes or any of its subsidiaries or to Cenuco.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

     The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to Cenuco during each of the last three fiscal years by Cenuco’s President and Chief Executive Officer, Chairman of the Board and Chief Operating Officer (the “Named Executive Officers”) during the past three full fiscal years. No other executive officer of Cenuco earned in excess of $100,000 during Fiscal 2004, 2003 and 2002:

	Annual Compensation
						Other
						Annual		Restricted		Securities	All Other
						Compen-		Stock		Underlying	Compen-
Name and Principal Position	Year	Salary($)		Bonus($)		sation($)		Awards ($)		Options(#)	sation($)
Steven M. Bettinger	2004	$242,692		$71,000	(1)	-0-		$97,000	(4)	100,000	-0-
President and Chief Executive	2003	$250,000		$82,000	(2)	-0-		$42,000	(5)	100,000	-0-
Officer	2002	$239,615		$15,000	(3)	-0-		$35,000	(6)	100,000	-0-

Robert Picow,	2004	$449,300	(7)	$—		-0-		$9,700	(8)	10,000	-0-
Chairman of the Board	2003	$—		$—		-0-		$6,500	(9)	5,000	-0-
	2002	$—		$—		-0-		—		—	-0-

Jordan Serlin,	2004	$19,231		$86,000	(10)	$37,659	(12)	$58,200	(11)	60,000	-0-
Chief Operating Officer	2003	$—		$—		-0-		—		—	-0-
	2002	$—		$—		-0-		—		—	-0-

(1)	Represents the issuance of 100,000 shares of Cenuco Common Stock at a fair market value of $0.71 on the date of issuance.

(2)	Represents the issuance of 100,000 shares of Cenuco Common Stock at a fair market value of $0.82 on the date of issuance.

(3)	Represents the issuance of 42,857 shares of Cenuco Common Stock to Steven Bettinger at a fair market value of $0.35 on the date of issuance.

(4)	Represents value of 100,000 stock options granted at a fair market value on date of grant of $0.97.

(5)	Represents value of 100,000 stock options granted at an exercise price of $.42.

(6)	Represents value of 100,000 stock options granted at an exercise price of $.35.

(7)	Represents the issuance of 125,000 shares of common stock at a average fair market value of $3.59 on the date of issuance which were issued in lieu of a salary.

(8)	Represents value of 10,000 stock options granted at a fair market value on date of grant of $0.97.

(9)	Represents value of 5,000 stock options granted at a fair market value on date of grant of $1.30.

(10)	Represents the issuance of 20,000 shares of Cenuco Common Stock at a fair market value of $4.30 on the date of issuance.

(11)	Represents value of 60,000 stock options granted at a fair market value on date of grant of $0.97.

(12)	Represents amount paid during year as independent contractor.

The following table sets forth information concerning individual grants of options made during Fiscal 2004 to the Named Executive Officers.

		% of Total
	Number of Shares	Options Granted	Exercise or
	Underlying Options	to Employees in	Base Price	Expiration
Name	Granted (#)	Fiscal Year	($/Sh)	Date
Steven M. Bettinger	100,000	19.8%	$1.15	January 2014
Robert Picow	10,000	2.0%	$1.15	January 2014
Jordan Serlin	60,000	11.9%	$1.15	January 2014

Stock Options Held At June 30, 2004

     The following table indicates the total number of exercisable and unexercisable stock options held by Named Executive Officers as of June 30, 2004.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money
	Options at Fiscal Year-End (#)		Options at Fiscal Year-End ($) (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Steven M. Bettinger	200,000	200,000	$696,000	$696,000
Robert Picow	1,667	13,333	$5,801	$46,399
Jordan Serlin	—	60,000	$—	$208,800

(1)	Value of options held as of June 30, 2004 is based on the AMEX last sales price for Cenuco Common Stock on May 5, 2005 in the amount of $3.48 per share of Cenuco Common Stock.

Director Compensation

     Cenuco does not currently pay any cash directors’ fees, but Cenuco pays the expenses of its directors in attending board meetings. For the fiscal year ended June 30, 2004, options and/or other equity grants to directors were as follows:

Jack Phelan and Andrew Lockwood — Each received 27,500 shares of Cenuco Common Stock and 10,000 stock options to acquire 10,000 shares of Cenuco Common Stock at an exercise price of $1.15.

Employee Stock Option Plan

     While Cenuco has been successful in attracting and retaining qualified personnel, Cenuco believes that its future success will depend in part on its continued ability to attract and retain highly qualified personnel. Cenuco pays wages and salaries that Cenuco believes are competitive. Cenuco also believes that equity ownership is an important factor in its ability to attract and retain skilled personnel. In 2000, Cenuco adopted the 2000 Option Plan, as amended (the “Plan”). The purpose of the Plan is to further Cenuco’s interests, and its subsidiaries’ and stockholders’ interests, by providing incentives in the form of stock options to key employees, consultants, directors and others who contribute materially to Cenuco’s success and profitability. The grants recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in Cenuco, thus enhancing their personal interest in Cenuco’s continued success and progress. The Plan also assists Cenuco and its subsidiaries in attracting and retaining key employees and directors. The Plan is administered by the Board of Directors. The Board of Directors has the exclusive power to select the participants in the Plan, to establish the terms of the options granted to each participant, provided that all options granted shall be granted at an exercise price equal to at least 85% of the fair market value of the Cenuco Common Stock covered by the option on the grant date and to make all determinations necessary or advisable under the Plan. The number of shares of Cenuco Common Stock that may be issued upon the exercise of options granted under the Plan is 3,000,000. As of June 30, 2004, options to purchase a total of 1,361,000 shares had been granted pursuant to the Plan, all of which are outstanding and 702,667 of which are exercisable. If the Merger is consummated, all such options remain outstanding without any change in the terms thereof, except that as a result of the Merger, all outstanding options will immediately vest and become exercisable.

Equity Compensation Plan Information

     The following table sets forth information about shares of Cenuco Common Stock that may be issued upon exercise of options and other stock based awards under Cenuco’s equity compensation plans as of May 5, 2005, including the Plan.

	Number of		Number of Securities
	Securities to be		remaining available for
	issued upon	Weighted average	future issuance under
	exercise of	exercise price of	equity compensation
	outstanding	outstanding	plans (excluding
	options, warrants,	options, warrants	securities reflected
Plan Category	and rights	and rights	in column (a))
	(a)	(b)	(c)
Equity Compensation plans approved by stockholders	556,668	$1.52	1,679,001

Equity compensation plans not approved by stockholders (1)	2,230,044	$3.95	0

Total	2,786,712	$3.47	1,679,001

(1)	Cenuco has issued the following warrants to purchase shares of Cenuco Common Stock without the approval of Cenuco’s stockholders:

•	In fiscal 2004, in connection with a private placement, Cenuco sold one unit for $100,000, comprised of

100,000 shares of Cenuco Common Stock and warrants entitling the holder to purchase up to 100,000 shares of Cenuco Common Stock at an exercise price of $1.00.

•	In fiscal 2004, Cenuco sold 30,000 units under a private placement aggregating 1,500,000 shares of Cenuco Common Stock and warrants to purchase 1,500,000 shares of Cenuco Common Stock at an exercise price of $4.50 per share.

•	In March 2004, Cenuco consummated a capital raise through a private placement offered to accredited investors. Cenuco offered, through a placement agent, investment units consisting of 5,000 shares of Cenuco common stock offered at $4.00 per share with a callable warrant to purchase 5,000 shares of Cenuco Common Stock at $4.50 per share. The private placement was originally to be for a maximum amount of $5,000,000, but was subsequently increased to a maximum of $6,000,000.

Employment Agreement

     Cenuco entered into an employment agreement with Steven Bettinger, its Chief Executive Officer, for a 24 month period ending January 1, 2003, subject to automatic renewals of 12-month terms unless terminated by Cenuco or Mr. Bettinger with 30-days’ prior written notice. In addition to an annual salary of up to $250,000 for Mr. Bettinger, the agreement entitles him to receive options to purchase 100,000 shares of Cenuco Common Stock each year of employment at fair market value. These options are issued under the Plan. The options vest 1/3 per year, beginning one year from the date of grant. The agreement also provides for the receipt of an annual bonus at the discretion of the Board of Directors. Mr. Bettinger received a discretionary bonus of 100,000 shares of Cenuco Common Stock in each of Fiscal 2004 and 2003. It is a condition to consummation of the Merger that the current employment agreement with Mr. Bettinger be terminated and that a new agreement, reasonably acceptable to Mr. Bettinger, Cenuco and Hermes, be entered into pursuant to which Mr. Bettinger will serve as the Vice President of Corporate Development and Investor Relations of Cenuco for a period of three years and receive an annual salary of $250,000.

     There are no other relationships with respect to other entities that would require disclosure herein under Item 404 of Regulation S-K.

ADDITIONAL INFORMATION

     Additional information about the Merger and the related transactions is contained in Cenuco’s Current Reports on Form 8-K filed on March 17, 2005 and May 10, 2005 pursuant to Section 13 of the Exchange Act. All of Cenuco’s periodic reports and proxy and information statements and the exhibits thereto may be inspected without charge at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the Commission. Copies of Cenuco’s filings may be obtained from the Commission’s website at http://www.sec.gov.

By Order Of the Board of Directors
/s/ Steven Bettinger
Steven Bettinger
President

May 10, 2005